PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

April 12, 2016

Ms. Jennifer Monick
Assistant Chief Accountant, Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Comment Letter Dated March 16, 2016
Regarding Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2015
Filed February 17, 2016
File No. 1-4825

Dear Ms. Monick:

Consolidated Results, page 39
1. In future periodic filings, please provide greater detail of the material components of cost of products sold as well as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

Beginning with our first quarter 2016 Form 10-Q, we will disclose in greater detail the material components of our cost of products sold and will provide explanations for material variances.

Critical Accounting Policies, page 50
2. Regarding your estimation of depletion rates, please tell us what consideration you gave to providing a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. To the extent you will include such disclosures in future filings, please provide us an example of your proposed disclosure.

Prior to 2012, Weyerhaeuser included depletion as a critical accounting policy in our Form 10-K. In the process of preparing our 2012 Form 10-K, Weyerhaeuser’s analysis demonstrated that increasing or decreasing our depletion rates by significant percentages did not result in a material impact to the financial statements. Accordingly, we determined it was appropriate to remove depletion from our critical accounting policies. Our analysis regarding depletion in recent years has been unchanged.

With the 2016 merger between Weyerhaeuser Company and Plum Creek Timber Company, Inc., which has nearly doubled our ownership in terms of acreage, we have revisited our conclusion and we expect to again include timber depletion as a critical accounting policy in our Form 10-K for fiscal year 2016. The following are examples of types of disclosures we intend to consider including in future filings.

TIMBER DEPLETION

We record depletion - the costs attributed to timber harvested - as trees are harvested.
To calculate our depletion rate, which is updated annually, we:

•	take the total carrying cost of the timber and

•	divide by the total timber volume estimated to be harvested during the harvest cycle.

Estimating the volume of timber available for harvest over the harvest cycle requires the consideration of the following factors:

•	effects of fertilizer and pesticide applications;

•	changes in environmental regulations and other regulatory restrictions;

•	limits on harvesting certain timberlands;

•	changes in harvest plans;

•	scientific advancement in seedling and growing technology; and

•	changes in weather patterns.

In addition, the duration of the harvest cycle varies by geographic region and species of timber.

Depletion-rate calculations do not include estimates for:

•	future silviculture or sustainable forest management costs associated with existing stands;

•	future reforestation costs associated with a stand’s final harvest; and

•	future volume in connection with the replanting of a stand subsequent to its final harvest.

A 5% decrease in our estimate of future harvest volumes would have:

•	Increased depletion expense by $______million for 2016

•	Increased depletion expense by $______million for 2015.

Exhibit 99.3
3. We note there was a $2.47 billion decrease in the acquired net assets of Plum Creek as compared to your previously estimated purchase price allocation, and that you attributed approximately $2.1 billion of the decrease to Timberlands. We further note the fair value estimates for acquired Timber and timberlands were determined using both income and market approaches. Please provide to us the initial and updated fair value estimates of Timber and timberlands acquired from Plum Creek, and discuss the material factors causing the estimated fair value decrease. Additionally, tell us what consideration you gave to recording a bargain purchase gain for the acquisition of Plum Creek given the decrease in the purchase price when compared to the amount initially estimated; refer to paragraphs 2 through 4 of ASC 805-30-25.

As noted, the original preliminary purchase price allocation for timber and timberlands was $10.3 billion in the December 23, 2015 Form S-4 registration statement amendment filing and the updated preliminary purchase price allocation in the March 11, 2016 Form 8-K filing was $8.2 billion, a difference of $2.1 billion.

We stated in our pro forma disclosures that the purchase price allocation was preliminary and subject to change. For example, we disclosed:

•	the proforma adjustments are preliminary;

•	the purchase price allocation and underlying valuation may change materially based on receipt of more detailed information;

•	fair value estimates for timber and timberlands are preliminary and may be adjusted as additional analyses are performed; and

•	there can be no assurance that these additional analyses and final valuations will not result in significant changes to our initial estimates of fair value.

Timber and timberland assets vary widely in attributes and, accordingly, participants in a market may assign a range of potential values to parcels. Our estimated purchase price allocation as of December 23, 2015 assigned fair value estimates to timber and timberland assets based on the higher end of the range of per acre values for available timberland transaction data. We had contemplated that values utilized could change materially upon receiving further additional detailed information about the acquired properties, including third party data and appraisals.

In preparing the updated estimated purchase price allocation as of March 11, 2016, we evaluated additional information obtained including more specific regional market data and the macroeconomic conditions existing at the time of the transaction. Further, we were able to gather more data about the specific attributes of the timber and timberlands acquired in the merger that provided more specific insight into the nature and value of properties. After consideration of all of these factors, we concluded that valuing the timber and timberlands at this revised value was appropriate for pro forma purposes, while still noting that the values assigned were preliminary and subject to further adjustments as we continued to gather more detailed information. We also gave consideration to paragraphs 2 through 4 of ASC 805-30-25.

ASC 805-30-25-2 requires the acquirer in a business combination to recognize a gain (reported in net income) if the net fair value of acquired assets and liabilities is greater than the purchase price. ASC 805-30-25-3 notes that bargain purchase gains are rare although may arise with a forced sale. We do not believe any of the conditions listed in ASC 805-30-25-3 for reporting a bargain purchase gain are applicable in our circumstances (i.e., there was not a forced or distressed sales, and there are no mandated purchase price accounting requirements in special areas, such as income taxes, that require us to record an asset or liability at other than fair value).

In the event that a bargain purchase gain is initially identified, ASC 805-30-25-4 requires companies to first reassess whether all assets and liabilities have been properly identified and to reconfirm that identified assets and liabilities have been properly valued. Given the magnitude and complexity of the assets and liabilities acquired in the merger, we are still gathering additional detailed information that would allow us to assess fair value and conclude whether a bargain purchase gain exists.

If you have any questions, please give me a call at (253) 924-7071.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer